

April 1, 2013

Via E-Mail
Kurt Decat
Chief Financial Officer
Taminco Acquisition Corporation
Two Windsor Plaza, Suite 411
Allentown, PA 18195

> **Re: Taminco Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 20, 2013**
> **File No. 333-185244**

Dear Mr. Decat:

  We have reviewed your response letter and the above-referenced filing, and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your disclosure indicating that prior to completion of the offering you will change your name to Taminco Corporation and your subsidiary, Taminco Inc., will change its name to Taminco Group Inc. The significance of the subsidiary, including its involvement in the offering, if any, is unclear. Please advise.

Selected Financial Data, page 48

2. Please explain to us the reason that both total assets and total liabilities as of December 31, 2010 decreased by $13 million as compared to what was previously presented in Amendment 2 to Form S-1.

Unaudited Pro Forma Statement of Operations, page 45

3. Given the $236 million shareholder distribution, please tell us how your pro forma per share data complies with SAB Topic 1.B.3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 54

4.   Please revise your registration statement to provide a discussion of the changes in selling, general and administrative expense between the years ended December 31, 2011 and December 31, 2010.

5.   We refer to your narrative of other operating expense. Please expand your discussion to quantify each of the reasons you identified for having contributed to the $14 million increase in 2011.

Cash Flows, page 60

6.   Please revise your narrative to also disclose the reasons for changes in trade working capital, trade receivables and inventories between December 31, 2011 and December 31, 2010.

7.   We refer to your discussion under the caption "Non-current Interest-bearing Loans and Borrowings." Please expand your narrative regarding cash generated from financing activities to specifically state that the net proceeds from the issuance of the PIK Toggle Notes were distributed to existing shareholders as a return of capital. Please also quantify the net proceeds of the PIK Toggle Notes and the amount of the shareholder distribution.

Critical Accounting Policies, page 62
Share-Based Compensation, page 63

8.   With respect to the adjustment whereby the estimated fair value of $100 per share, as determined at the time of the acquisition, was adjusted to $54.99 per share in your table, please tell us and disclose:

- The reason for the adjustment in the estimated fair value of the common stock;

- How the adjusted fair value of your common stock was determined, including whether the new value was determined by a valuation expert or by management;

- A comprehensive narrative of the reason there is no change to compensation expense given the changes to the exercise price of the related stock options and the fair value of such underlying shares. Please cite the authoritative literature which supports your determination.

9.   Please clarify in your disclosure and in Note 12 whether the valuations of the fair value of your common stock, as determined during the third and fourth quarters of 2012, were contemporaneous or retrospective. In addition, it appears to us that the valuation which revised the estimated fair value of your common stock from $100 per share to $54.99 per share during December 2012 was retrospective. Please confirm our understanding and disclose as appropriate in your MD&A and in Note 12.

10.   We note your response from our prior comment three, from our letter dated February 19, 2013, and the revisions to your registration statement. We also note from your disclosure that for stock options issued during the third and fourth quarters of 2012, management, with input from a third-party specialist, determined the fair value of your common shares. In this regard, please expand your disclosure to include:

- A discussion of the significant factors, assumptions, and valuation techniques used in estimating the underlying fair value of the common stock; and

- A discussion of each significant factor and/or change in assumption which contributed to the difference between the fair value as of the date of each grant and the estimated IPO price.

Management Consulting Agreement, page 122

11.   We note your response in your letter dated January 18, 2013 to our prior comment 70 in which you state that you will disclose the amount of any fees, including termination fees, that you will owe to Apollo Management post-offering. Please update your disclosure to include this information or otherwise advise when you expect this information to be available.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-6

12.   Please explain to us the reason that both trade receivables and other current liabilities at December 31, 2011 decreased by $14 million as compared to what was previously presented in Amendment 2 to Form S-1.

Note 12. Stock-Based Compensation, page F-26
Incentive Equity Awards Granted by TAC, page F-26

13.   Please revise your disclosure to indicate, if true, that Tranche C stock options are also performance vesting. Additionally, please disclose what the performance vesting is based upon for the Tranche C stock options.

<u>Note 18. Segment Information, page F-37</u>

14. Please revise your disclosure to provide information about major customers as provided in FASB ASC 280-10-50.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ John Cash, for

Jay Ingram
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via E-mail*)
Kirkland & Ellis LLP